Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
The following description of NexTier Oilfield Solutions Inc.’s (“NexTier”) common stock, preferred stock, certificate of incorporation (as amended) and bylaws is a summary only and is subject to the complete text of NexTier’s certificate of incorporation (as amended) and bylaws. You should read our certificate of incorporation and bylaws as currently in effect for more details regarding the provisions described below. This section also summarizes relevant provisions of the Delaware General Corporation Law (“DGCL”). The terms of the DGCL are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these laws.
General
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Dividend Rights
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Voting Rights
Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders. A majority vote is required for all action to be taken by stockholders, except as otherwise provided for in our certificate of incorporation and bylaws or as required by law, including the election of directors in an election that is determined by our board of directors to be a contested election, which requires a plurality. Our certificate of incorporation provides that our board of directors and, prior to the date that Keane Investor Holdings LLC (“Keane Investor”) and its respective affiliates (as defined in Rule 12b-2 of the Exchange Act), or any person who is an express assignee or designee of Keane Investor’s respective rights under our certificate of incorporation (and such assignee’s or designee’s affiliates) (of these entities, the entity that is the beneficial owner of the largest number of shares is referred to as the “Designated Controlling Stockholder”) ceases to own, in the aggregate, at least 50% of the then-outstanding shares of our common stock (the “50% Trigger Date”), the Designated Controlling Stockholder, are expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws after the 50% Trigger Date with the approval of at least two-thirds of the total voting power of the outstanding shares of our capital stock entitled to vote in any annual election of directors.
From and after such date that the Designated Controlling Stockholder ceases to own, in the aggregate, at least 35% of the then-outstanding shares of our common stock (the “35% Trigger Date”), advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors will be established.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock.
Other Rights
Our common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Preferred Stock
Our board of directors is authorized, by resolution or resolutions, to issue up to 50,000,000 shares of our preferred stock. Our board of directors is authorized, by resolution or resolutions, to provide, out of the unissued shares of our preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix, without further stockholder approval, the designation, powers, preferences and relative, participating, option or other special rights, including voting powers and rights, and the qualifications, limitations or restrictions thereof, of each series of preferred stock pursuant to Section 151 of the Delaware General Corporation Law (the “DGCL”). Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above market price. We have no current plan to issue any shares of preferred stock.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law and of our certificate of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our bylaws establish advance notice procedures with respect to stockholder proposals, other than proposals made by or at the direction of our board of directors or, prior to the 35% Trigger Date, by the Designated Controlling Stockholder. Our bylaws also establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or by a committee appointed by our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
Calling Special Stockholder Meetings
Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by our board of directors or by stockholders owning at least 25% in amount of our entire capital stock issued and outstanding, and entitled to vote.

Stockholder Action by Written Consent
The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Prior to the 50% Trigger Date, the Designated Controlling Stockholder may take any action that may be taken at a meeting by written consent. On or after the 50% Trigger Date, no action may be taken by written consent in lieu of a stockholders’ meeting.
Undesignated Preferred Stock
Our board of directors is authorized to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.
Delaware Anti-Takeover Statute
We have elected not to be governed by Section 203 of the DGCL, an anti-takeover law (“Section 203”). This law prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

     •         prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     •         upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     •         on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines “business combination” to include: any merger or consolidation involving us and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. We have opted out of this provision. Accordingly, we will not be subject to any anti-takeover effects of Section 203.
Removal of Directors; Vacancies
Our certificate of incorporation provides that, following the 50% Trigger Date, directors may be removed with or without cause upon the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding shares of the capital stock of the Company entitled to vote in any annual election of directors or class of directors, voting together as a single class. In addition, our certificate of incorporation provides that vacancies, including those resulting from newly created directorships or removal of directors, may only be filled (i) by the Designated Controlling Stockholder or by a majority of the directors then in office, prior to the 50% Trigger Date, and (ii) after the 50% Trigger Date, by a majority of the directors then in office, in each case although less than a quorum, or by a sole remaining director. This may deter a stockholder from increasing the size of our board of directors and gaining control of the board of directors by filling the remaining vacancies with its own nominees.
Limitation on Directors’ Liability
Our certificate of incorporation and bylaws will indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our Company and our stockholders (through stockholders’ derivative suits on behalf of our Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.
Choice of Forum
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.
Listing
Our common stock is listed on the NYSE under the symbol “NEX.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC.